Contact

www.linkedin.com/in/konacj
(LinkedIn)

www.naturesfusions.com
(Company)

Top Skills

Public Speaking

Strategic Planning

Microsoft Office

Languages

Spanish

CJ Peterson

CEO: Nature's Fusions, Antiquarian, Partner: Peterson VC, Precision
Weaponry, Leopard Capital.

Orem, Utah, United States

Summary

Founder and CEO of Nature's Fusions Essential Oils. Cancer
Survivor and lover of old and rare books.

Experience

Nature's Fusions Essential Oils
CEO
August 2009 - Present (13 years 10 months)
Orem, Utah

One of 3 founding brothers.

A company designed to provide the highest quality essential oils in the world -
Guaranteed.

Now manufacturing for over 50 national and international brands in the
Cosmetic, Supplement, and Aromatherapy space.

Precision Weaponry
Founding Partner
January 2021 - Present (2 years 5 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups specializing in the Defense, Firearm
and Ammunition industry.

Currently backing Iron Horse Firearms - Holder of a Patented Thumb
trigger AR & Worlds lightest monolithic aluminum pump action shotgun.
Ironhorsefirearms.com

Peterson VC
Partner
April 2020 - Present (3 years 2 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups.

Owned & Managed by CJ, Matt, and Lori Peterson

Investments to date:

Volcanic Retail - Disrupt Retail - A one-stop-shop for retail stores to discover new brands and products. Volcanicretail.com

BookDrop - The easiest way to sell a textbook. Bookdrop.com

Artifacts of History
Founder
March 2017 - Present (6 years 3 months)
Provo, Utah, United States

Art Gallery and Rare Book Store, specializing in discovering, preserving, and restoring historical artifacts.

JetBlue Airways
Bilingual Service Rep
August 2011 - July 2013 (2 years)

Spanish translation, customer problem resolution, international customs and passport research

The Church of Jesus Christ of Latter-day Saints
Missionary
November 2006 - February 2009 (2 years 4 months)
Nicaragua

Missionary, District and Zone Leader. Trainer.

The Great Frame Up
Museum Art Framer
July 2006 - October 2006 (4 months)
Buffalo Grove, Illinois

Museum art frame repair, glass cutter and repair. Custom framing.

Education

Brigham Young University
Bachelor of Business Administration (BBA), Business Strategy · (2009 - 2013)

Brigham Young University - Hawaii
 · (2005 - 2006)